FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 26, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2023

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2023

October 26, 2023

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2023	Three months ended September 30, 2022	Change(%)		Three months ended September 30, 2023
Net sales	¥1,025,247	¥996,090	+	2.9	$6,834,980
Operating profit	82,624	81,440	+	1.5	550,827
Income before income taxes	87,320	79,076	+	10.4	582,133
Net income attributable to Canon Inc.	¥62,134	¥54,118	+	14.8	$414,227

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥62.65	¥52.90	+	18.4	$0.42
- Diluted	62.62	52.88	+	18.4	0.42

CONSOLIDATED RESULTS FOR THE NINE MONTHS
		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Change(%)		Nine months ended September 30, 2023	Year ending December 31, 2023	Change(%)
Net sales	¥3,017,254	¥2,874,239	+	5.0	$20,115,027	¥4,220,000	+	4.7
Operating profit	259,373	256,055	+	1.3	1,729,153	400,000	+	13.2
Income before income taxes	275,982	231,969	+	19.0	1,839,880	425,000	+	20.6
Net income attributable to Canon Inc.	¥183,947	¥159,118	+	15.6	$1,226,313	¥292,000	+	19.7

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥182.98	¥153.70	+	19.1	$1.22	¥291.65	+	23.2
- Diluted	182.91	153.65	+	19.0	1.22	291.53	+	23.2

	Actual
	As of September 30, 2023	As of December 31, 2022	Change(%)		As of September 30, 2023
Total assets	¥5,619,004	¥5,095,530	+	10.3	$37,460,027

Canon Inc. shareholders’ equity	¥3,291,205	¥3,113,105	+	5.7	$21,941,367

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY150=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 29, 2023, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2023 Third Quarter in Review

Looking back at the third quarter of 2023, although the economic situation varied from one region to another, the global economy recovered modestly. In the United States, thanks to the strong employment situation, consumer spending remained solid. In Europe, however, the economy remained stagnant with strong uninterrupted downward pressure on the economy due to the continuation of tight monetary policy. In China, the economy slowed down due to sluggish real estate market. In other emerging countries, the economy remained solid, mostly centering around consumer spending and the service industry. In Japan, the economy recovered moderately, with consumer spending showing signs of picking up on the back of improvement in the employment and personal income environment.

In the markets in which Canon operates, demand was impacted by the sluggish Chinese economy. On a product basis, despite stagnant market conditions in China, demand for office multifunction devices (MFDs) remained firm thanks to solid demand for printing equipment offering high productivity in other countries. For inkjet printers, while the demand from customers working from home slowed, sales of refillable ink tank models remained firm. For laser printers, demand slowed due to the curbing of corporate investments. For cameras, demand remained solid due to a recovery in travel and leisure. The market of network cameras continued to grow as well. For medical equipment, demand remained firm, particularly in Japan and Europe. For semiconductor lithography equipment, although demand for memory devices remained weak, investments remained at a high level, particularly for power devices, analog devices and sensors. For FPD (Flat Panel Display) lithography equipment, the market continued to shrink due to restrained investments by panel manufacturers.

The average value of the yen against the U.S. dollar in the third quarter and for the first nine months of the year was ¥144.76, a year-on-year depreciation of approximately ¥6, and ¥138.27, a year-on-year depreciation of approximately ¥10, respectively. Correspondingly, against the euro, ¥157.32 a year-on-year depreciation of approximately ¥18, and ¥149.59, a year-on-year depreciation of approximately ¥14.

As for the third quarter, net sales increased by 2.9% year-on-year to ¥1,025.2 billion due to solid demand for network cameras and other new businesses, and the favorable effects of depreciation of the yen. Net sales for the third quarter exceeded ¥1,000 billion for the first time in sixteen years since 2007. Net sales for the first nine months of the year increased by 5.0% year-on-year to ¥3,017.3 billion. Gross profit as a percentage of net sales increased by 1.7 points year-on-year to 47.0% due to an improvement in costs, resulting from easing of component shortages and logistics disruptions, and the favorable effects of depreciation of the yen. Gross profit for the third quarter increased by 6.9% year-on-year to ¥482.1 billion. Operating expenses increased by 8.1% year-on-year to ¥399.4 billion due to an increase in sales-related expenses with the normalization of sales activity. In addition, operating expenses denominated in foreign currencies increased due to depreciation of the yen. As a result, operating profit increased by 1.5% year-on-year to ¥82.6 billion. Other income (deductions) increased by ¥7.1 billion year-on-year to ¥4.7 billion due to a decrease of currency exchange losses, which were substantially incurred last year. As a result, income before income taxes increased by 10.4% year-on-year to ¥87.3 billion and net income attributable to Canon Inc. increased by 14.8% year-on-year to ¥62.1 billion. Consequently, operating profit, income before income taxes and net income attributable to Canon Inc. for the third quarter exceeded last year. Operating profit for the first nine months of the year increased by 1.3% to ¥259.4 billion, while income before income taxes increased by 19.0% to ¥276.0 billion and first nine months net income attributable to Canon Inc. increased by 15.6% to ¥183.9 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥62.65 for the third quarter, a year-on-year increase of ¥9.75, and ¥182.98 for the first nine months, a year-on-year increase of ¥29.28.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, in the Printing Business Unit, unit sales of MFDs for offices decreased compared with the same period of the previous year, due to stagnant market conditions in China this year and the high level of unit sales last year resulting from the resumption of product supply. As for inkjet printers, unit sales were at the same level as the previous year thanks to solid sales of refillable ink tank models, even as the surge in working from home demand subsided. As for laser printers, unit sales decreased compared with the same period of the previous year due to the curbing of corporate investments. Regarding equipment for the production printing market, unit sales increased compared with the same period of the previous year, thanks to enhancing its product lineup by adding the imagePRESS V1350. As a result, sales of the Printing Business Unit increased by 2.8% compared with the same period of the previous year to ¥570.4 billion. Income before income taxes for the third quarter increased by 6.5% compared with the same period of the previous year to ¥46.8 billion mainly due to decrease in logistics costs. Sales for the first nine months of the year totaled ¥1,703.4 billion, a year-on-year increase of 4.3%, while income before income taxes totaled ¥161.5 billion, a year-on-year decrease of 5.1% due to such effects as weak sales of consumables in the first half of the year.

In the Imaging Business Unit, sales of interchangeable-lens digital cameras, in particular mirrorless cameras like the EOS R6 Mark II, a full-frame mirrorless camera released last year, and the new entry-level EOS R50 and EOS R100 mirrorless cameras launched in the first half of this year, remained solid. Sales of RF-series interchangeable-lenses remained solid as well. Sales of network cameras increased thanks to solid demand and enhanced sales activity against the background of diversifying applications. As a result, sales for the third quarter of the Imaging Business Unit increased by 8.7% compared with the same period of the previous year to ¥220.7 billion, while income before income taxes for the third quarter increased by 10.2% compared with the same period of the previous year to ¥40.6 billion. Sales for the first nine months of the year totaled ¥632.3 billion, a year-on-year increase of 12.7%, while income before income taxes totaled ¥113.0 billion, a year-on-year increase of 35.5% due to the steady sales of network cameras and other highly competitive products, as well as non-recurring expenses incurred to close a certain production facility in the previous year.

In the Medical Business Unit, sales remained firm mainly in Japan and Europe. As a result, sales of the Medical Business Unit increased by 5.0% compared with the same period of the previous year to ¥132.4 billion. Income before income taxes for the third quarter increased by 0.3% compared with the same period of the previous year to ¥6.6 billion. Sales for the first nine months of the year totaled ¥389.6 billion, a year-on-year increase of 7.5%, while income before income taxes totaled ¥17.9 billion, a year-on-year decrease of 17.1% mainly due to active investments to augment its workforce in order to enhance its sales capacity.

In the Industrial Business Unit, sales of semiconductor lithography equipment remained strong, particularly for those used in the production of power devices. As a result, unit sales were on par with the same period of the previous year, which saw a significant increase in unit sales. For FPD lithography equipment, unit sales decreased compared with the previous year due to reduced investments by panel manufacturers as the panel market worsened. As a result, net sales of the Industrial Business Unit decreased by 9.4% compared with the same period of the previous year to ¥78.8 billion, and income before income taxes for the third quarter decreased by 6.6% compared with the same period of the previous year to ¥15.9 billion. Sales for the first nine months of the year totaled ¥215.8 billion, a year-on-year decrease of 7.7%, while income before income taxes totaled ¥35.7 billion, a year-on-year decrease of 21.9%.

Cash Flow

During the first nine months of 2023, cash flow from operating activities increased by ¥81.4 billion year-on-year to ¥269.9 billion, mainly due to an increase in profit and efforts to limit the rise in inventory. Cash flow used in investing activities increased by ¥71.7 billion to ¥204.0 billion from the same period of the previous year due to an acquisition of Minaris Medical Co., Ltd., which has in vitro diagnostics and automated analyzer businesses, as well as continued capital investments to improve efficiency and productivity. Accordingly, free cash flow increased by ¥9.7 billion compared with the previous year to ¥65.9 billion.

Cash flow from financing activities increased by ¥94.7 billion year-on-year to ¥65.1 billion due to an increase in proceeds received from short-term loans despite dividends paid increased by ¥11.5 billion from the same period of last year due to an increase in last year’s year-end dividend and this year’s interim dividend, as well as repurchases of ¥100.0 billion of treasury stock.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥158.6 billion to ¥520.7 billion from the end of the previous year.

Outlook

There are still some global economic uncertainties for the fourth quarter onward due to various geopolitical risks, tightening monetary policies across the world in response to inflation, and the risk of an economic slowdown caused by China’s market stagnation and other factors. However, Canon expects the global economy to continue down the track of recovery due to the strong employment situation and improved personal income, particularly in the United States and Japan.

In the market in which Canon operates, demand for office MFDs as key office devices is expected to remain firm, thanks to strong demand for high-productivity printing as well as their reputation. For inkjet printers, the demand for refillable ink tank models is expected to remain solid even though the market of inkjet printers is expected to shrink due to decreased working from home demand. For laser printers, demand is expected to remain weak due to the curbing of corporate investments despite new demand generated from decentralization of offices. As for digital interchangeable-lens cameras, demand is expected to remain solid during the year-end selling season in the fourth quarter. For network cameras, market growth is expected to remain stable due to the continued expansion of security applications and growing demand for applications to enhance productivity and quality at manufacturing and sales sites. In addition, the needs for downsizing and remote control in professional video production equipment are expected to continue, supported by continued growth in demand for online video content. As for the medical equipment market, demand is expected to remain solid despite ongoing uncertainty due to increasing interest rates and delayed purchase of equipment by medical institutions caused by increasing interest rates and labor cost. Canon will steadily execute equipment installation for placed orders. For semiconductor lithography equipment, despite concerns that the temporary decline in some memory device market will continue, demand of equipment for such products as power devices is expected to remain solid. Furthermore, robust demand is expected to continue as semiconductor factories are being constructed in various countries and regions from the viewpoint of economic security. For FPD lithography equipment, the harsh market condition is expected to continue due to ongoing delayed investments by panel manufacturers amid market sluggishness.

Regarding currency exchange rates on which Canon bases its performance outlook for the fourth quarter onwards, Canon anticipates exchange rates of ¥145 to the U.S. dollar and ¥155 to the euro, representing depreciation of approximately ¥8 against the U.S. dollar and depreciation of approximately ¥13 against the euro from the previous year. For the U.S. dollar and the euro, Canon expects the yen to depreciate by ¥5 and depreciate by ¥6 from its previous forecast, respectively.

Upon taking into consideration the currency exchange rates and the current market conditions, Canon revised its forecast to full-year consolidated net sales of ¥4,220.0 billion, a year-on-year increase of 4.7%, due to the market slowdown in China, which mainly affects its laser printer business, as well as postponement of installation of semiconductor lithography equipment and FPD lithography equipment for customer reasons. On the other hand, taking into consideration the decrease in the cost of logistics and components, as well as the gains from depreciation of the yen, Canon maintained its previous outlook, expecting operating profit of ¥400.0 billion, a year-on-year increase of 13.2%; income before income taxes of ¥425.0 billion, a year-on-year increase of 20.6%; net income attributable to Canon Inc. of ¥292.0 billion, a year-on-year increase of 19.7%, recording highs since 2009.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2023		Change	Year ended December 31, 2022	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,363,000	4,220,000	(143,000)	4,031,414	+4.7%
Operating profit	400,000	400,000	-	353,399	+13.2%
Income before income taxes	425,000	425,000	-	352,440	+20.6%
Net income attributable to Canon Inc.	292,000	292,000	-	243,961	+19.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2023	As of December 31, 2022	Change
ASSETS
Current assets	2,461,346	2,155,914	305,432
Cash and cash equivalents	520,745	362,101	158,644
Short-term investments	4,321	10,905	(6,584)
Trade receivables	622,081	636,803	(14,722)
Inventories	913,872	808,312	105,560
Current lease receivables	159,947	137,038	22,909
Prepaid expenses and other current assets	256,424	215,990	40,434
Allowance for credit losses	(16,044)	(15,235)	(809)
Non-current assets	3,157,658	2,939,616	218,042
Noncurrent receivables	12,291	12,996	(705)
Investments	74,264	65,128	9,136
Property, plant and equipment, net	1,101,574	1,035,065	66,509
Operating lease right-of-use assets	123,751	117,843	5,908
Intangible assets, net	271,331	280,995	(9,664)
Goodwill	1,040,689	972,626	68,063
Noncurrent lease receivables	323,198	279,332	43,866
Other assets	214,443	179,297	35,146
Allowance for credit losses	(3,883)	(3,666)	(217)

Total assets	5,619,004	5,095,530	523,474

LIABILITIES AND EQUITY
Current liabilities	1,725,316	1,365,353	359,963
Short-term loans and current portion of long-term debt	607,573	296,384	311,189
Short-term loans related to financial services	40,200	41,200	(1,000)
Other short-term loans and current portion of long-term debt	567,373	255,184	312,189
Trade payables	344,065	355,930	(11,865)
Accrued income taxes	45,251	48,414	(3,163)
Accrued expenses	393,784	365,847	27,937
Current operating lease liabilities	36,489	33,281	3,208
Other current liabilities	298,154	265,497	32,657
Non-Current liabilities	358,184	381,147	(22,963)
Long-term debt, excluding current portion of long-term debt	2,920	2,417	503
Accrued pension and severance cost	169,745	189,215	(19,470)
Noncurrent operating lease liabilities	88,899	85,331	3,568
Other noncurrent liabilities	96,620	104,184	(7,564)

Total liabilities	2,083,500	1,746,500	337,000

Canon Inc. shareholders’ equity	3,291,205	3,113,105	178,100
Common stock	174,762	174,762	-
Additional paid-in capital	404,934	404,838	96
Retained earnings	3,782,280	3,729,244	53,036
Legal reserve	61,554	64,509	(2,955)
Other retained earnings	3,720,726	3,664,735	55,991
Accumulated other comprehensive income (loss)	287,503	62,623	224,880
Treasury stock, at cost	(1,358,274)	(1,258,362)	(99,912)
Noncontrolling interests	244,299	235,925	8,374

Total equity	3,535,504	3,349,030	186,474

Total liabilities and equity	5,619,004	5,095,530	523,474

	Millions of yen
	As of September 30, 2023	As of December 31, 2022
Notes:
1. Accumulated depreciation	3,107,984	2,962,228
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	413,202	191,287
Net unrealized gains and losses on securities	26	(34)
Net gains and losses on derivative instruments	(1,704)	(428)
Pension liability adjustments	(124,021)	(128,202)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022	Change(%)
Net sales	1,025,247	996,090	+	2.9
Cost of sales	543,197	545,057

Gross profit	482,050	451,033	+	6.9
Operating expenses:
Selling, general and administrative expenses	315,099	294,576
Research and development expenses	84,327	75,017

	399,426	369,593

Operating profit	82,624	81,440	+	1.5
Other income (deductions):
Interest and dividend income	3,550	1,542
Interest expense	(659)	(207)
Other, net	1,805	(3,699)

	4,696	(2,364)

Income before income taxes	87,320	79,076	+	10.4

Income taxes	21,379	21,827

Consolidated net income	65,941	57,249
Less: Net income attributable to noncontrolling interests	3,807	3,131

Net income attributable to Canon Inc.	62,134	54,118	+	14.8

Results for the nine months	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Change(%)
Net sales	3,017,254	2,874,239	+	5.0
Cost of sales	1,596,423	1,564,776

Gross profit	1,420,831	1,309,463	+	8.5
Operating expenses:
Selling, general and administrative expenses	914,628	832,335
Research and development expenses	246,830	221,073

	1,161,458	1,053,408

Operating profit	259,373	256,055	+	1.3
Other income (deductions):
Interest and dividend income	9,103	3,167
Interest expense	(1,474)	(737)
Other, net	8,980	(26,516)

	16,609	(24,086)

Income before income taxes	275,982	231,969	+	19.0

Income taxes	77,951	61,962

Consolidated net income	198,031	170,007
Less: Net income attributable to noncontrolling interests	14,084	10,889

Net income attributable to Canon Inc.	183,947	159,118	+	15.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022	Change(%)
Consolidated net income	65,941	57,249	+	15.2
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	40,004	42,987
Net unrealized gains and losses on securities	21	(21)
Net gains and losses on derivative instruments	(752)	617
Pension liability adjustments	842	4,254

	40,115	47,837

Comprehensive income (loss)	106,056	105,086	+	0.9
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,248	3,965

Comprehensive income (loss) attributable to Canon Inc.	101,808	101,121	+	0.7

Results for the nine months	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Change(%)
Consolidated net income	198,031	170,007	+	16.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	223,928	309,018
Net unrealized gains and losses on securities	60	(21)
Net gains and losses on derivative instruments	(1,214)	(1,867)
Pension liability adjustments	3,993	3,519

	226,767	310,649

Comprehensive income (loss)	424,798	480,656	-	11.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	15,971	12,757

Comprehensive income (loss) attributable to Canon Inc.	408,827	467,899	-	12.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the third quarter

	Millions of yen
Sales by business unit	Three months ended September 30, 2023	Three months ended September 30, 2022	Change(%)
Printing	570,360	554,778	+	2.8
Imaging	220,686	202,933	+	8.7
Medical	132,406	126,074	+	5.0
Industrial	78,849	87,037	-	9.4
Others and Corporate	44,744	53,790	-	16.8
Eliminations	(21,798)	(28,522)		-

Total	1,025,247	996,090	+	2.9

	Millions of yen
Sales by region	Three months ended September 30, 2023	Three months ended September 30, 2022	Change(%)
Japan	213,428	201,091	+	6.1
Overseas:
Americas	328,008	311,553	+	5.3
Europe	270,461	251,981	+	7.3
Asia and Oceania	213,350	231,465	-	7.8

	811,819	794,999	+	2.1

Total	1,025,247	996,090	+	2.9

Results for the nine months
	Millions of yen
Sales by business unit	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Change(%)
Printing	1,703,444	1,632,443	+	4.3
Imaging	632,347	561,031	+	12.7
Medical	389,576	362,503	+	7.5
Industrial	215,765	233,779	-	7.7
Others and Corporate	141,359	157,102	-	10.0
Eliminations	(65,237)	(72,619)		-

Total	3,017,254	2,874,239	+	5.0

	Millions of yen
Sales by region	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Change(%)
Japan	652,598	627,576	+	4.0
Overseas:
Americas	944,583	893,993	+	5.7
Europe	790,223	720,649	+	9.7
Asia and Oceania	629,850	632,021	-	0.3

	2,364,656	2,246,663	+	5.3

Total	3,017,254	2,874,239	+	5.0

*

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Also, a certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three and nine months ended September 30, 2022 have also been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

MR Systems / Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment / Projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial Business Unit :
Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders
Others :
Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash flows from operating activities:
Consolidated net income	198,031	170,007
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	174,112	166,225
Loss (gain) on disposal of fixed assets	3,059	(9,549)
Deferred income taxes	(10,060)	(6,081)
Decrease in trade receivables	61,379	8,399
Increase in inventories	(41,126)	(153,886)
Increase in lease receivables	(19,082)	(11,070)
(Decrease) increase in trade payables	(26,576)	75,275
Decrease in accrued income taxes	(4,964)	(12,740)
Increase in accrued expenses	1,072	20,144
Decrease in accrued pension and severance cost	(22,926)	(29,442)
Contribution of cash to retirement benefit trust	(18,000)	-
Other, net	(25,034)	(28,801)

Net cash provided by operating activities	269,885	188,481
Cash flows from investing activities:
Purchases of fixed assets	(156,948)	(132,251)
Proceeds from sale of fixed assets	2,533	14,316
Proceeds from maturity of held to maturity securities	-	2,151
Purchases of securities	(6,685)	(20,053)
Proceeds from sale and maturity of securities	13,181	6,518
Acquisitions of businesses, net of cash acquired	(56,219)	(5,890)
Other, net	117	2,859

Net cash used in investing activities	(204,021)	(132,350)
Cash flows from financing activities:
Repayments of long-term debt	(1,456)	(1,546)
Decrease in short-term loans related to financial services, net	(1,000)	(800)
Increase in other short-term loans, net	306,280	197,840
Dividends paid	(130,870)	(119,326)
Repurchases and reissuance of treasury stock, net	(100,014)	(100,012)
Other, net	(7,860)	(5,738)

Net cash provided by (used in) financing activities	65,080	(29,582)
Effect of exchange rate changes on cash and cash equivalents	27,700	37,354

Net change in cash and cash equivalents	158,644	63,903
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	520,745	465,298

*	Certain items in the consolidated statements of cash flows for the nine months ended September 30, 2022, have been reclassified to conform to the current year’s presentation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. NOTE ON SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUBSEQUENT EVENT

On October 2, 2023, Canon Marketing Japan Inc., a subsidiary of the Company, acquired 93.09% of the issued shares of Tokyo Nissan Computer System Co., Ltd. excluded treasury stock through a public cash tender offer for consideration of ¥10,249 million in order to expand its IT solution business. Further information related to the accounting for this business combination has not been disclosed, because none of the activities required to complete the initial accounting for this acquisition have been completed as of the announcement date of the third quarter of 2023 consolidated results.